Exhibit 4.9

21 December 2017	RBS Gogarburn
Edinburgh
EH12 1HQ
Strictly Private and Confidential
Lena Wilson	Telephone: 0131 556 8555
Fax: 0131 626 3010
www.rbs.com

Dear Lena

This letter sets out the terms of your appointment as a non-executive director of The Royal Bank of Scotland Group plc (the “Group”), The Royal Bank of Scotland plc, National Westminster Bank Plc, NatWest Holdings Limited and Ulster Bank Limited (together the “Companies”), with effect from 1 January 2018. Your appointment will be for an initial term that extends to the conclusion of the Companies’ next Annual General Meetings and thereafter will be subject to re-election as described below. It is agreed that this is a contract for services and not a contract of employment.

1. Appointment

Your appointment is subject to the articles of association of the Companies and may be terminated on the written notice of either you or the Companies as described below.

You will be required to stand for re-election by shareholders at each Annual General Meeting of each of the Companies. Continuation of your appointment is also contingent on satisfactory performance and any relevant statutory provisions relating to the removal of a director.

Your appointment is also subject to the Board Appointment Policy, which states that Non executive Directors are appointed for an initial term of 3 years (subject to annual re-election in line with the UK Corporate Governance Code). Each 3 year term commences from the first election by shareholders at an AGM. At the end of their initial 3 year term, Non-executive Directors are subject to a formal assessment by the Group Nominations & Governance Committee. Such assessment will include detailed discussion on performance, time commitment and experience.

After such formal assessment , Non-executive Directors may then serve a second 3 year term, provided they are happy to do so and if their performance has been satisfactory. A second formal review will then take place at the end of the second three year term and a Non executive Director will either step down from the Board or be re-appointed on a twelve month term (subject to an overall maximum tenure of nine years).

2. Termination

Your appointment may be terminated by either you or the Companies giving written notice to the other, such notice to take immediate effect.

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square
Edinburgh EH2 2YB

In the event that your re-election is not approved by shareholders, your appointment will terminate automatically with immediate effect.

On termination of your appointment you shall, at the request of the Companies, resign as a director of the Companies.

No compensation or payment in lieu of notice will be payable upon termination of your appointment.

3. Time Commitment

You will devote such time as is necessary to fulfil your role including preparation for and attendance at the Board meetings of the Companies, Annual General and any other General Meetings of the Companies and the annual Board strategy offsite.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the requirements of your role.

4. Role

Your principal responsibilities and duties are set out in your role profile, as amended from time to time. A copy of your role profile is attached.

Non-executive Directors have the some legal responsibilities to the Companies as any other director and you should hove particular regard to the duties set out in the Companies Act 2006 (the “2006 Act”). You will have particular regard to the general duties of directors as set out in Part 10, Chapter 2 of the 2006 Act, including the duty to promote the success of the company:

“A director of a company must act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so hove regard (amongst other matters) to:

(a)	the likely consequences of any decision in the long term,
(b)	the interests of the company’s employees,
(c)	the need to foster the company’s business relationships with suppliers, customers and others,
(d)	the impact of the company’s operations on the community and the environment,
(e)	the desirability of the company maintaining a reputation for high standards of business conduct, and
(f)	the need to act fairly as between members of the company.”

You will be required to exercise relevant powers in accordance with the Companies’ articles of association and in accordance with relevant policies in internal control frameworks.

5. Regulatory Requirements

With effect from 7 March 2016, the PRA and FCA introduced a new regulatory regime to strengthen individual accountability in banking which replaces the Approved Persons’ Regime. Only certain non-executive directors (those who will hold Senior Manager Functions under the Senior Managers’ Regime) will require prior regulatory approval to perform their role. Your role profile, as amended from time to time, will either (i) contain details of your Senior Manager Functions; or (ii) reflect your status as a Notified Non-executive Director.

It is a condition of your appointment that you comply with all applicable regulatory requirements, including but not limited to complying with the PRA and FCA Conduct Rules, as they apply from time to time. Further details are available on request from the Chief Governance & Regulatory Officer and Board Counsel.

It is also a condition of your appointment that you remain fit and proper to perform the role of a non-executive director and any applicable Senior Manager Functions in line with the PRA and FCA’s regulatory requirements and that you report any matter that may impact your ongoing fitness and propriety promptly to the Companies and the regulators.

6. Remuneration

As a non-executive director you will be paid a fee in accordance with the Directors’ Remuneration Policy approved by shareholders from time to time. The fee covers membership of all five Boards, plus the relevant fee(s) for any additional Committee membership(s) and/or chairmanship(s) you may assume. Your remuneration will be reviewed annually and is disclosed in the Group’s Report and Accounts.

You will be paid monthly and will be reimbursed for all reasonable and properly documented expenses you incur in performing your duties.

7. Outside Interests

It is accepted and acknowledged that you may have business interests other than those of the Companies and that you have declared any actual or potential conflicts of interest that are apparent at present.

The agreement of the Boards must be sought before you accept any additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Companies. In particular, you must notify the Chief Governance & Regulatory Officer and Board Counsel as early as possible if you are contemplating any additional appointments.

Please note that there are regulatory limits imposed by the Capital Requirements Directive on the number of directorships you are able to hold. These limits are a total of either (1) one executive and two non-executive positions; or (2) four non-executive director positions, in both cases including your RBS roles. Directorships in organisations which do not pursue predominantly commercial objectives do not count; and executive or non-executive directorships within the same group of companies count as a single directorship. The regulator may, at its discretion, grant a waiver to enable one additional non-executive position to be held. The Chief Governance & Regulatory Officer and Board Counsel monitors compliance with these regulatory limits and will be happy to discuss your own situation with you.

In the event that you become aware of any actual or potential conflicts of interest (including any relevant interests in transactions), these should be disclosed to the Chief Governance & Regulatory Officer and Board Counsel as soon as they are apparent to you. This is to enable such conflicts to be authorised or noted, as applicable, by the Boards in accordance with the 2006 Act.

Further details are set out in the Group’s Guidelines on Conflicts of Interest, a copy of which is attached to this letter.

8. Confidentiality and return of and access to information

You acknowledge that all information acquired during your appointment is confidential to the Companies and should not be released, disclosed or communicated, either during your appointment or following termination of your appointment to third parties without prior written clearance from the Board.

You acknowledge the need to hold and retain the Companies’ information (in whatever format it is received) under appropriately secure conditions.

As a director, you will frequently be in possession of price sensitive information and you should avoid making any statements that might risk disclosure of unpublished price sensitive information.

Upon termination of your appointment (for whatever reason), you shall deliver to the Companies all documents, records, papers or other property which may be in your possession or under your control, and which relate in any way to the business affairs of the Companies, and you shall not retain any copies thereof .

Please contact the Chief Governance & Regulatory Officer and Board Counsel if you subsequently require access to information. The Companies will seek to accommodate all reasonable requests for information, subject to any legal or regulatory obligations or restrictions that may prohibit them from doing so.

9. Review Process

Your performance as a non-executive director will be subject to review annually as part of the Board evaluation exercise, which reviews the performance of individual directors, the Board as a whole and its Committees. If, in the interim, there are any matters that cause you concern about your role, you should discuss them with the Chairman as soon as is appropriate.

10.  Insurance

Subject to legislative provisions, you will be entitled to be indemnified out of the assets of the Group against all costs and liabilities incurred by you in the execution of your duties.

In addition, the Group has in place directors’ and officers’ liability insurance. It is intended to maintain such cover for the full term of your appointment.

11.  Independent Professional Advice

Should a situation arise when you consider that you need to take independent professional advice in relation to your duties as a director, you should first discuss the situation with the Chief Governance & Regulatory Officer and Board Counsel. The reasonable costs of any independent advice obtained will be reimbursed by the Companies.

12.  Dealing in Securities/ Investments

As a director, you are subject to the RBS Personal Account Dealing (‘PAD’) Policy and you cannot deal in RBS securities outside of certain scheduled ‘Open Windows’ (which are periods which coincide with the announcement of RBS results) or at any time while you are in possession of ‘inside information’.

You and your ‘connected persons’ are also required to obtain permission before dealing on your ‘own account’ in RBS securities. A copy of the PAD Policy will be provided as part of your Induction along with further details of your obligations and the associated disclosure requirements.”

13.  Governing Law

Your engagement with the Companies is governed by and shall be construed in accordance with the law of Scotland and your engagement shall be subject to the jurisdiction of the Scottish courts.

Please do not hesitate to contact me if you have any questions in relation to this letter. This letter has been sent to you in duplicate. Please sign and date both copies, retaining one copy for your records and returning the other to me at House G, RBS, PO Box 1000, Edinburgh, EH12 1HQ.

Yours sincerely

/s/ Aileen Taylor
Aileen Taylor
Chief Governance & Regulatory Officer and Board Counsel
For and on behalf of the Companies

/s/ Lena Wilson
Lena Wilson
Date:	21/12/17

Enclosures:
Non-executive director role profile
Conflicts of Interest Guidance

Role Profile: Non-Executive Director (NED) - Notified NED

Organisation Unit:	The Royal Bank of Scotland Group plc (RBSG), NatWest Holdings Limited; The Royal Bank of Scotland plc (RBS) National Westminster Bank Plc (NatWest), Ulster Bank Limited (UBL)

Reports To:	Chairman, RBSG

Role Holder:	Lena Wilson

Version Control / Date:	1 January 2018

Responsibilities as a Non-executive Director and Committee member (as applicable):

•             Attend and contribute to Board and Committee meetings, providing input and independent oversight and challenge to management.

•             Review and approve the Group’s strategic aims, including the adequacy of resources in place for the Group to meet its obligations, providing constructive challenge to management’s proposals on strategy and bringing different and external perspective to Board discussions.

•             Review the risk appetite framework and risk appetite targets for the Group’s strategic risk objectives and monitor performance against risk appetite for the Group and its principal businesses.

•             Support the Chairman in setting the tone from the top on culture and oversee actions being taken by management to embed a culture of risk awareness and ethical behaviour in line with the Group’s values.

•             Monitor the integrity of the financial information and review and oversee the systems of financial and internal controls.

•             Approve key financial objectives and plans, and review the performance of management against plans.

•             Comply with the statutory and fiduciary duties of directors under UK company law and applicable corporate governance standards.

•             Allocate sufficient time to discharge your responsibilities effectively and devote such time as is necessary to fulfil your role.

•             Regularly update and refresh your skills and knowledge.

Regulatory Responsibilities:

Conduct

•             Comply with the PRA / FCA Conduct Rules (as applicable), having regard to the specific guidance on the rules.

Skills, knowledge and experience required for role:

•             Maintain a requisite breadth of understanding of the Group and financial services industry to provide effective challenge and support to the executives.

•             Be financially literate and have an appropriate understanding of financial organisations and related products.

•             Experience of large, complex businesses at a senior level.

•             At all times be of sufficiently good repute, remain independent and possess sufficient knowledge, skills and experience to perform duties.

•             Understand the Threshold Conditions under the Financial Services and Markets Act 2000 and Fundamental Rules within the PRA Rulebook and FCA Principles for Businesses.

Board and Committee Memberships:

Member Of:
• The Royal Bank of Scotland Group plc Board
• The Royal Bank of Scotland plc Board
• National Westminster Bank Plc Board
• Ulster Bank Limited Board
• NatWest Holdings Limited Board

In signing this document I accept the role accountabilities detailed above and understand the regulatory requirements and expectations in respect of my role.

Role Holder Signature & Date: 21/12/17	/s/ Lena Wilson	Chairman Signature & Date:	/s/ Howard Davies

Please note: All amendments to this role profile must be agreed with Corporate Governance & Regulatory Affairs who own the master copies of all NED role profiles

Corporate Governance and Regulatory Affairs

Directors’ Conflicts of Interest - Guidance

Context

The Companies Act 2006 (the “Act”) contains a statutory statement of directors’ duties which includes three general duties dealing with conflicts of interest and their disclosure. The purpose of this paper is to provide a summary of these three duties and set out the ways in which certain conflicts can, if appropriate, be authorised. In addition, the paper notes the steps directors are required to take in order to ensure compliance with their statutory duties.

Question

1.       What are the three general duties dealing with conflicts of interest?

2.       What constitutes an “interest”?

3.       What is the process for authorising directors’ conflict of interest?

4.       Who is responsible for managing directors’ conflicts of interest?

Conclusion

1.             What are the three general duties dealing with conflicts of interest?

a.                       Situational Conflicts (Companies Act 2006 Section 175)

Directors have a duty to avoid a ‘‘situation” in which there is, or may be, a conflict between (i) the interests of RBS and the direct or indirect interests of the director or (ii) the director’s duties to RBS and to another person. There is, however, no breach of duty when a situation cannot reasonably be regarded as likely to give rise to a conflict of interest.

Situational conflicts are not prohibited outright, but the Act requires them to be identified so that they can either be removed or, If appropriate, authorised.

b.                      Transactional Conflicts (Companies Act 2006 Sections 177 and 182)

Directors have a duty to declare the nature and extent of any interest in (i) a proposed transaction or arrangement with RBS (Section 177) and (ii) an existing transaction or arrangement with RBS (Section 182).

If a director becomes aware that they have a direct or indirect interest in an existing or proposed transaction with RBS, they should inform the Chief Governance Officer and Board Counsel or provide a written declaration stating their interest. The interested director cannot be counted in the quorum or vote on a board resolution relating to the relevant transaction or arrangement.

Some key points to note in relation to Transactional Conflicts:

•                       Interests in proposed transactions must be notified before the transaction is entered into.

•                       If the transaction or arrangement has already been entered into without prior declaration, the director with the interest in the transaction or arrangement must declare the nature and extent of his interest to the board “as soon as is reasonably practicable.”

•                       Failure to declare a direct or indirect interest in a proposed transaction or arrangement wlll attract civil penalties.

•                       Failure to declare a direct or indirect interest in an existing transaction or arrangement constitutes a criminal offence.

No declaration is required if:

•                       The director is either not aware of his interest or is not aware of RBS’ transaction or arrangement.

•                       The interest is not reasonably likely to give rise to a conflict, or if the other directors are already aware of the interest (or should reasonably have been aware of it).

•                       The matter relates to the director’s service contract.

c.                  Benefits from Third Parties (Companies Act 2006 Section 176)

Directors have a duty not to accept benefits from third parties. This is effectively an anti-bribery provision but can also include other activities. A director must not accept a benefit from a third party which is offered either because they are a director or to influence them to do (or not do) something as a director.

For example, a director must not accept entertainment which is offered in an attempt to influence how they do their job as a director.

There is no specific provision for boards to authorise the acceptance of benefits by directors and the only exception to the duty is if acceptance of the benefit could not reasonably be seen as likely to give rise to a conflict.

From an RBS perspective, directors are expected to continue to exercise their judgement as regards the acceptance of gifts or corporate hospitality to ensure that a conflict of interest does not arise. Corporate Governance and Secretariat maintain a gifts and hospitality register and seek confirmation from directors on a regular basis in terms of items to be recorded in the register.

2.             What constitutes an “interest”?

There is no definition of “interest” or “conflict of interest” but RBS policy seeks to capture potential situational conflicts by seeking authorisation of the following:

•                       Multiple Directorships: It is RBS policy for directors who sit on more than one board to have all of their directorships authorised.

•                       Advisory Boards: It is RBS policy for directors to also disclose and seek authorisation for positions held on Advisory Boards.

•                       Shareholdings: Directors’ external shareholdings may also require authorisation if such shareholding conflicts, or possibly may conflict, with the interests of RBS.

Other examples of situations which may give rise to an actual or potential conflict include:

a)                  If a director of RBS is a competitor in some respects of RBS.

b)                 If a director of RBS is a major shareholder in RBS.

c)                  If a director of RBS is a potential customer of, or supplier to, RBS.

d)                 If a director of RBS has an advisory relationship (for example, financial or legal) with RBS or a competitor.

e)                  A director is in a situation where he can make a profit as a result of his directorship whether or not he discloses this to RBS.

These examples are non exhaustive. The safest approach is for all actual and potential conflicts to be disclosed and authorised by the Board.

Connected Persons

Interests that need to be declared by directors may extend to the interests of persons connected with them. Directors should therefore consider the interests of connected persons when considering whether or not they have a conflict of interest.

“Connected persons” is defined as:

•                       Spouse, civil partner or anyone with whom the director lives as a partner in an “enduring family relationship”;

•                       children and step-children under 18 years of age of both the director and his/her partner, the director’s children and step-children over 18 years of age, and children and step-children of the director’s unmarried partner if they are under 18 years of age and live with the director;

•                       the director’s parents;

•                       bodies corporate with which the director is connected;

•                       trustees of a trust of which the director (or a family member or body corporate with which you are connected) is a beneficiary; and

•                       a director’s business partner or a firm in which the director (or person connected with the director) is a partner.

A director should inform the Chief Governance Officer and Board Counsel of the interests of his or her connected persons where he or she is aware of them.

3.             What is the process for authorising a director’s situational conflict of interest?

Directors should ensure they identify, disclose and, where necessary, seek authority for actual and potential situational conflicts which can then be authorised in the following ways;

1.                  Board of Directors can authorise conflicts by a majority vote, provided this is expressly permitted by a company’s articles of association. The Royal Bank of Scotland Group plc’s Articles were amended at the Annual General Meeting in April 2008 to provide the directors with the relevant authority, with effect from 1 October 2008. Only those directors who are not themselves interested in the matter can vote and be counted in the necessary quorum for the meeting; or

2.                  Shareholders can authorise an actual or potential conflict by an ordinary resolution (achieving more than 50% support from those shareholders voting). This can be achieved by a vote at a general meeting.

Some key points to note on authorisation of situational conflicts:

•                       Directors cannot retrospectively authorise situational conflicts of interests but shareholders can ratify conflicts after the event, by way of ordinary resolution.

•                       In deciding whether to authorise a conflict, directors must consider their other duties to RBS. Any decision to authorise a conflict must be justifiable as promoting the success of RBS for the benefit of the shareholders as a whole.

•                       So long as the facts and circumstances surrounding a conflict remain the same, an authorisation will last indefinitely. Authorisations need to be specific to the facts as they then exist and once they change, a new authorisation will be required.

4.             Who is responsible for managing directors’ conflicts of interest?

The duties noted above are the personal responsibility of each director and not of RBS. Only directors will ultimately be aware of any actual or potential situational conflicts. Directors should therefore ensure that they keep these duties under review and inform the Chief Governance Officer and Board Counsel of any change in their position. The Chief Governance Officer and Board Counsel wilI then ensure that director’s conflicts of interest are recorded and, if necessary, approved in accordance with RBS policy and any applicable statutory requirements.

Should you require any additional information or guidance in relation to directors’ conflicts of interest, please do not hesitate to contact the Chief Governance Officer and Board Counsel.

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